Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar plans to break ground on Sage Ranch in April

March 18th, 2024	Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

Scottsdale, Arizona, March 18th, 2024 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that the schedule to break ground on Sage Ranch will be within the month of April, 2024.  The ongoing drama between the TCCWD and the city does not affect our schedule. The company owns and has access to all of the deeded water rights, and any additional sources. The WSA was accurate and complete.  The city council was correct in its approval of the WSA.  The TCCWD wants to be a land planning agency, and the law does not permit this role. The city was correct in its full approval of the project.  During all of the settlement negotiations with the TCCWD, and in front of eight lawyers and the company, the TCCWD emphatically stated they had no issue with Sage Ranch alone. The TCCWD stated during multiple settlement talks that their issue was what the city additionally permits after Sage Ranch. That is not the business of the TCCWD to hold permitting authority over the city.  The city has lots entitled since 1898.  Those lots are not being permitted and therefore was not part of the WSA's correct analysis. The TCCWD is desperate for some technical victory on a limited re-write of the WSA so they can make a claim to retrieve their legal fees. This has no impact on the schedule of building Sage Ranch nor stopping its progress.  The TCCWD uses deeded water rights of all owners who do not use those rights in any given year, and sells them on a yearly basis to ag companies who lease the land from certain TCCWD directors.  The TCCWD is in a full conflict of interest.  In addition, the president of the TCCWD board tried to buy a portion of the original Sage Ranch from Greenbriar in 2017.  Greenbriar said no, and the current TCCWD president was denied owning a piece of Sage Ranch.

About Greenbriar Capital Corp:

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued sustainable assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Ph: 949-903-5906

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF